

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2016

Via Email
Angelo N. Chaclas
Senior Vice President, Chief Legal Officer and Corporate Secretary
Trinseo S.A.
1000 Chesterbrook Boulevard
Berwyn, PA 19312

> **Re:  Trinseo S.A.**
> **Schedule TO-I**
> **Filed March 28, 2016**
> **File No. 005-88703**

Dear Mr. Chaclas:

We have limited our review of the filing to the issue we have addressed in our comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to our prior comment and your analysis with respect to the applicability of the exception under Rule 14e-5(b)(7) to your repurchase of securities following the announcement of a tender offer for the subject securities. Please provide your analysis as to why the "customary closing conditions" in the underwriting agreement are consistent with the requirement under Rule 14e-5(b)(7) that prior contractual obligations are "unconditional and binding on both parties."

Please contact Tina Chalk, Senior Special Counsel, at (202) 551-3363, or me at (202) 551-3203 with any questions.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko

Attorney Advisor
Office of Mergers and Acquisitions


cc:     Craig E. Marcus
        Ropes & Gray LLP